December 14, 2007

United States
Securities and Exchange Commission
Washington, D.C.  20549-7010

Attn: Lisa Haynes

         Staff Accountant

RE:     Form 10-K for the fiscal year ended December 31, 2006
Form 10-K/A for the fiscal year ended year ended December 31, 2006
Form 10-QSB for the quarter ended March 31, 2007
Form 10-QSB for the quarter ended June 30, 2007
File No. 000-50842

Dear Ms. Haynes:

    Thank you for your letter dated December 4, 2007 regarding the above filings.  We appreciate your comments, and want to ensure that we comply with all applicable disclosure requirements and enhancement of overall disclosures wherever possible.  We respectively request an additional 15 business days, or January 4, 2008 to respond to your comments.  This will enable the Company to have the independent auditors review our responses and conclusions regarding materiality.

If you have any additional questions, or comments please feel free to call myself or  Melanie Farmer (SEC Reporting Manager) at 214-634-6227.  Thank you for your assistance in these matters.

/s/Darren Miles
Darren Miles
CFO, Earth Biofuels, Inc.